January 10, 2012
VIA FEDEX AND EDGAR

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
          On behalf of The Carlyle Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 1 as filed on November 7, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated November 22, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page

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numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Carlyle.
Amendment No. 1 to Registration Statement on Form S-1
Our Business, page 2
1.	We note your disclosure in the third paragraph on page iii in which you describe the funds you identify as “carry funds”. However, in your summary, you only identify as carry funds five funds that you advise in your Global Market Strategies segment. Given your disclosure that carried interest accounts for a significant portion of your revenue, please revise your disclosure in this section to clarify the types of funds within each segment that receive carried interest. Please also disclose the percentage of the carried interest allocated to Carlyle for each type of fund in each segment. In this regard, we note your disclosure in the first paragraph on page 235 which states that senior Carlyle professionals and certain other personnel will own approximately 45% of any carried interest in respect of investments made by the carry funds, with the exception of the energy and renewable resources funds, where Carlyle will retain essentially all of the carry.

Carlyle advises the Staff that, in addition to the five investment funds within its Global Market Strategies segment identified as carry funds, each of its Corporate Private Equity funds and each of its Real Assets funds are carry funds. Carlyle has enhanced the disclosure on pages 3 — 4 of Amendment No. 2 to so clarify. In addition, Carlyle has revised page 2 of Amendment No. 2 to disclose the allocation of carried interest to its senior Carlyle professionals and to include a cross reference to the disclosure under the caption “Summary—Organizational Structure—Reorganization.”

2.	We note your response to prior comment 10. Your presentation of total segment revenues, total ENI, and total distributable earnings appears to be more prominent than your presentation of revenues and income before the provision for income taxes. Please revise your presentation to include the GAAP amounts in tables similar to the tables provided for your non-GAAP financial measures. In addition, please also disclose your actual distributions for each period presented. Refer to Item 10(e)(1)(i) of Regulation S-K.

Carlyle has revised the tables on page 3 of Amendment No. 2 to include a presentation of total revenues and income before provision for income taxes for the periods presented. Carlyle has also revised page 3 of Amendment No. 2 to include a cross reference to its actual distributions for each period presented.

Fund of Funds Solutions, page 4

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3.	We acknowledge your response to prior comment 11. Please revise the table to include a footnote to the AUM metric setting forth the percentage of carried interest allocated to investors as compared to the historical owners and management team of AlpInvest, consistent with your discussion in the second full paragraph on page 222.

Carlyle has revised the table on page 6 of Amendment No. 2 to include a footnote to disclose the allocation of carried interest in respect of its fund of funds vehicles as between Carlyle and the historical owners and management team of AlpInvest.

Demonstrated Record of Investment Performance, page 7
4.	We note your response to prior comment 13. Please revise your disclosure to clarify how the realized/partially realized gross internal rate of returns differ from the internal rates of return and net internal rates of return and why these measures are useful to your investors rather than investors of the funds. Further clarify why the realized/partially realized gross internal rate of returns are higher than the gross internal rate of returns. Please also clarify how you determine when distributions are a substantial majority of invested capital. As previously requested, please also address any risk associated with using these rates as an indicator of your performance. Please also address this comment as it relates to your presentation of this fund performance metric with Management’s Discussion and Analysis.

Carlyle has enhanced its disclosure on pages 8, 141, 142 — 143, 153, 154 and 218 — 219 of Amendment No. 2 to address the matters identified by the Staff.

Financial Strength, page 9
5.	We reissue prior comment 15. The additional disclosures you refer to are provided in the “Our Business” section of the prospectus summary whereas the disclosures referred to in our prior comment are in your “Competitive Strengths” section of the prospectus summary. We continue to believe that the current discussion of your financial strength places too much prominence on ENI, a non-GAAP performance measure. Please balance this disclosure with your most directly financial measure calculated in accordance with GAAP in your discussion of financial strength as well. Refer to Item 10(e)(1)(i) of Regulation S-K.

Carlyle has revised page 8 of Amendment No. 2 to include a presentation of income before provision for income taxes for each period for which ENI is presented.

Organizational Structure, page 11

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6.	In your diagram depicting your organizational structure immediately following the offering, you indicate that public investors will have 100% of economic rights whereas the remaining owners of The Carlyle Group L.P. will have no economic rights. Please disclose the nature of the economic rights that the public investors will receive and how those economic rights are impacted by the Existing Owners and Senior Carlyle Professionals’ ownership of Carlyle Holdings partnership units.

Carlyle has revised pages 13 and 82 of Amendment No. 2 to address the matters identified by the Staff.

Exchange Rights . . . , page 19; Risk Factors — You will suffer dilution in net tangible book value . . . , page 72
7.	In connection with prior comment 22, please state whether the amount of dilution you cite in these sections is attributable solely to the exchange, and therefore in addition to the dilution investors will experience immediately upon purchasing shares in the offering. If so, then please clarify whether the amount of dilution you cite in the risk factor on page 72 is as compared to the offering price, or as to the book value per share immediately following the offering, which has already been diluted upon completion of the offering.

Carlyle advises the Staff that it anticipates that the initial public offering price per common unit in the offering will be substantially in excess of the pro forma net tangible book value per common unit attributable to the existing owners. As disclosed in the sixth paragraph under the caption “Dilution” on page 95 of Amendment No. 2, Carlyle believes that the most meaningful method of calculating pro forma net tangible book value per unit is to divide pro forma net tangible book value by a number of common units that includes common units issuable upon exchange of outstanding Carlyle Holdings partnership units. Accordingly, the amount of dilution that Carlyle cites will be experienced by investors immediately upon purchasing units in the offering and no further dilution is anticipated to result solely as a result of future exchanges. Carlyle has revised its disclosure on page 95 of Amendment No. 2 to so clarify, removed reference to exchanges on page 73 and, following further consideration, removed the discussion regarding dilution previously included under the caption “Exchange rights of holders of Carlyle Holdings partnership units” in response to the Staff’s prior comment 22.

Risk Factors, page 24
Regulatory changes in the United States could adversely affect our business . . . , page 36
8.	We note your response in prior comment 26. Consistent with your supplemental response to our comment, please revise your disclosure in the

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second paragraph to disclose, if true, that a number of your investors include foreign banks with a U.S. branch, agency or U.S. commercial lending subsidiary. Quantify, if known the portion of your total active carry fund commitments and AUM attributable to entities that may be restricted by the Volcker Rule. Please also disclose the basis of your belief that these entities will have the flexibility to continue to invest in the Carlyle funds. Lastly, we note that you believe that your continued fundraising efforts will not be significantly adversely affected by the Volker Rule. Please clarify whether this is because you do not anticipate seeking material amounts of capital from these investors, or because you expect them to be able to rely on the special conditions of the Volcker Rule to allowing them to continue to invest in private equity funds

On October 11, 2011, the Federal Reserve and other financial regulators issued proposed regulations (the “Proposed Rule”) implementing the so-called “Volcker Rule,” the shorthand reference to certain provisions under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) that prohibit insured depository institutions, depository institution holding companies and foreign banks having a U.S. presence, including subsidiaries and affiliates of such entities (collectively, “banking entities”), from engaging in proprietary trading activities and investing in or sponsoring private equity funds and hedge funds that rely on exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended. With regard to investments in private equity funds, the Proposed Rule sets forth certain exemptions under which banking entities may continue to invest in private equity funds. Several of Carlyle’s existing investors, including U.S. banks, foreign banks with a U.S. presence and insurance companies with depository institution subsidiaries or affiliates, are potentially subject to the Volcker Rule.

Although the Volcker Rule prohibits banking entities from using their own capital to invest in unaffiliated private equity funds, Carlyle does not expect this restriction to significantly impact its future fundraising activities. Historically, few U.S. banks have invested their own balance sheet capital directly in Carlyle funds. Prior to the enactment of Dodd-Frank, many of these banks began to sell their positions on the secondary market and reduce their unaffiliated fund investment activities due to capital constraints and other regulatory requirements, principally the Basel Accords. Therefore, Carlyle has not considered proprietary investments by U.S. banks as a material source of direct capital for future Carlyle carry funds, which, as of September 30, 2011, only represented approximately $60 million of total capital commitments to Carlyle’s carry funds formed since 2006.[1] Pursuant to the Volcker Rule, U.S. banks are expressly permitted to raise

[1]	In estimating the capital commitments potentially affected by the Volcker Rule, Carlyle reviewed commitments made to its carry funds since 2006 that are still held by the banking entity. Carlyle selected 2006 as the benchmark year because the most recent vintages of its funds were closed during, or after, this year.

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money for Carlyle carry funds through their sponsorship of feeder funds and other fiduciary funds for their clients, subject to certain conditions and limitations. Carlyle expects its relationship with U.S. banks in this capacity to continue.

Carlyle estimates that its investor base includes approximately 10 foreign banks having a U.S. presence (i.e., those foreign banks with a U.S. branch, agency or commercial lending subsidiary) that may be subject to the Volcker Rule. Together, these investors represent approximately $1.5 billion in total capital commitments across Carlyle’s carry funds since 2006. Carlyle anticipates that these investors will rely on an exemption to make future investments in certain of its offshore funds.

The Volcker Rule and the Proposed Rule provide an exemption permitting foreign banks to continue their investment activity so long as the activity occurs “solely outside of the United States.” To satisfy this standard, a foreign bank must satisfy the following three conditions with respect to a non-U.S. fund in which it seeks to invest:
1) The transaction or activity is conducted by a banking entity that is not organized under the laws of the United States;

2) No subsidiary, affiliate, or employee of the banking entity that is involved in the offer or sale of an ownership interest in the fund is incorporated or physically located in the U.S.; and

3) No ownership interest in such fund is offered for sale or sold to a resident of the U.S.
Significantly, the applicability of this exemption is not dependent on such fund being advised by a non-U.S. investment advisor or investing solely in non-U.S. assets. Based on the interpretation of its legal counsel of the Proposed Rule, Carlyle believes that its foreign bank investors may be eligible to rely on this exemption to make future investments in new offshore Carlyle carry funds.

Carlyle also currently has a limited number of insurance company carry fund investors that will likely be subject to the Volcker Rule. Carlyle estimates that its investor base includes approximately five insurance companies that may be subject to the Volcker Rule. Together, these investors represent less than $640 million in total capital commitments across Carlyle’s carry funds since 2006.
Cash Distribution Policy, page 90
9.	You currently anticipate that you will cause Carlyle Holdings to make annual distributions to its partners in an amount that, taken together with the other described quarterly distributions, represents substantially all of your Distributable Earnings in excess of the amount determined by your general

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partner to be necessary or appropriate to provide for the conduct of your business, to make appropriate investments in your business and your funds or to comply with applicable law or any of your financing agreements. You anticipate that the aggregate amount of your distributions for most years will be less than Distributable Earnings for that year due to these funding requirements. Please disclose the amount of distributable earnings and the amount of distributions for each of the three years ended December 31, 2010 and the nine months ended September 30, 2011. Please correspondingly discuss the differences between these amounts in your disclosures. Please also provide these disclosures throughout the filing where you discuss how Distributable Earnings is determined including on page 110.

Carlyle has revised pages 92 and 93 of Amendment No. 2 to disclose the amount of Distributable Earnings and the amount of distributions to the owners of the Parent entities for each of the three years in the period ended December 31, 2010 and for the nine months ended September 30, 2011. In addition, Carlyle has provided discussion of the differences between the amounts. Carlyle has referred the reader to this disclosure throughout the filing where it discusses Distributable Earnings.

Management’s Discussion and Analysis of Financial Condition . . . , page 98
10.	We note your response to comment 35 in our letter dated October 3, 2011. Please revise the first risk factor on page 26 to specifically address the impact the capital volatility in August 2011 will have on your business, including that your Corporate Private Equity (your largest business segment) will be most significantly impacted.

Carlyle has revised the first risk factor on page 26 of Amendment No. 2 to include a discussion regarding the impact that the capital market volatility in August 2011 has had on Carlyle’s business.

Management’s Discussion and Analysis
Key Financial Measures
Revenues, page 103
11.	We note your response to prior comment 37. We continue to believe that you should more clearly disclose the gross amounts of performance fees reversed each period presented on a consolidated as well as segment level. For any reversals which are individually significant to your consolidated and/or segment results, please identify the fund. Currently, your segment analysis indicates that for the Corporate Private Equity segment, performance fees were only reversed in 2008. It appears that performance fees were reversed in 2010, 2009, and 2008 for

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the Real Assets segment and that there were no amounts reversed in the Global Market Strategies segment for any period presented. Please confirm and correspondingly clarify your disclosures.

Carlyle has provided disclosure of gross performance fees reversed on a consolidated basis on page 108 of Amendment No. 2. As indicated in the revised disclosure on pages 134 — 135, 136 and 137 of Amendment No. 2, the Corporate Private Equity segment had performance fees reverse in each period presented other than for the year ended December 31, 2010. As indicated in the revised disclosure on pages 144 — 145, 146 and 147 of Amendment No. 2, the Real Assets segment had performance fees reverse in each period presented. As indicated in the revised disclosure on pages 156 — 157, 158 and 159 of Amendment No. 2, the Global Market Strategies segment had performance fees reverse in the nine months ended September 30, 2011 and for the year ended December 31, 2008. The Fund of Funds Solutions segment had negative performance fees in the quarter ended September 30, 2011.

Assets Under Management, page 110
12.	We note your response to prior comment 40. Please expand your rollforward of fee-earning AUM and AUM to separately present distributions and redemptions.

Carlyle has revised pages 114, 116, 160 and 161 of Amendment No. 2 to separately present distributions and subscriptions, net of redemptions in the consolidated rollforwards of total fee-earning AUM and AUM, as well as in the rollforwards of Global Market Strategies fee-earning AUM and AUM in order to provide investors with a better understanding of the impact on such measures during the periods presented attributable to changes in the net subscriptions to its hedge funds and open-end structured credit funds, as opposed to distributions from its closed-end carry funds. Except for Global Market Strategies, which is presently the only segment that includes open-end investment funds, the presentation of subscriptions, net of redemptions is not applicable to the segment rollforwards of fee-earning AUM and AUM.

13.	We note your response to prior comment 42. You note that for the Corporate Private Equity and Real Asset segments, as well as your carry funds and CLOs in your Global Market Strategies segment, fund performance does not materially impact fee-earning AUM. Given that fund performance would appear to materially impact your recognition of performance fees, we continue to believe that you should provide readers with a meaningful understanding of the performance of each of your significant funds by type. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying

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assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance. In a similar manner, please also discuss any funds which have significantly impacted your AUM due to market appreciation/(depreciation). In this regard, we note that during the year ended December 31, 2010, AUM for the Corporate Private Equity segment increased by approximately 40% due to market appreciation. Similarly, during the six months ended June 30, 2011, AUM increased by approximately 13% due to market appreciation.

Carlyle has expanded its AUM discussion in its segment analysis to discuss the performance of its fund types for the respective periods. Carlyle has provided the period appreciation/depreciation for each segment and the fund types comprising the respective segments. In addition, Carlyle has disclosed the same information for the funds materially impacting the overall results. See pages 140, 150, 151, 162 and 167 of Amendment No. 2.

Furthermore, Carlyle has provided the performance fees earned in the respective period by fund type within its segments. See pages 135, 136 and 137, 145, 146 and 147 and 157, 158 and 159 of Amendment No. 2.

14.	We note your response to prior comment 43. We continue to believe that you should further clarify how the amounts described in (a) through (e) under the Fee-earning Assets under Management heading on page 110 correspond to the amounts presented in the table detailing the components of fee-earning AUM at the top of page 111. This can be done by cross-referencing the descriptions on page 110 with the amounts on page 111.

Carlyle has revised its disclosure under the heading “Fee-earning Assets under Management” on pages 112 — 113 of Amendment No. 2 to include cross references to the amounts presented in the table detailing the components of fee-earning AUM.

Combined and Consolidated Results of Operations, page 114
General
15.	We reissue prior comment 46. While we note your revised disclosure clarifies that the consolidated funds are not the same entities in all periods shown due to changes in U.S. GAAP, changes in fund terms and the creation and termination of funds, you have not quantified the impact that these changes had on your results of operations for each period presented. Please expand your disclosures as necessary.

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Carlyle advises the Staff that the significant changes in consolidated funds that occurred during the periods covered by the Management’s Discussion and Analysis of Financial Condition and Results of Operations were due to the consolidation of certain CLOs effective January 1, 2010 pursuant to revised consolidation guidance, and due to recent acquisitions. In response to the Staff’s comment, Carlyle has included additional disclosure on pages 117 — 126 of Amendment No. 2 to discuss the impact that these changes had on its results of operations for the periods presented. Specifically, the financial statement captions impacted by the changes have been disclosed and are described in the lead-in to the table on page 117 of Amendment No. 2 with the quantification of the impact described throughout the discussion that follows the table. For example, in discussing the increase in interest and other income of Consolidated Funds for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, Carlyle quantified the increase and noted that it relates primarily to the acquired CLOs of Stanfield and Mizuho as well as the consolidation of the ESG, AlpInvest and Claren Road funds.

16.	We note your response to prior comment 48. Please address the following:
•	In regards to evaluating whether a fund was material to your results of operations, you appear to have looked at the impact of the fund only on consolidated management fees and performance fees. Please also address your consideration of funds which were material to each segments’ management fees and performance fees as well as each segments’ economic net income (loss);
Carlyle advises the Staff that it has commented on specific funds in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in instances where Carlyle believes the impact of such funds is material to an understanding of its consolidated or segment results of operations, as the case may be. In making this determination, Carlyle has considered whether the results of individual funds have had a material impact on significant components of consolidated or segment revenues or expenses, or are otherwise necessary to an understanding of its business or results.

In addition, in order to facilitate an understanding of its segment results, Carlyle has revised its AUM discussion in its segment analysis to discuss performance by fund types for the periods presented. Carlyle has provided the period appreciation/depreciation for each segment and the fund types comprising the respective segments. Furthermore Carlyle has provided enhanced disclosure of the performance fees earned in the respective period by fund type within its segments.
•	Please tell us what consideration you gave to quantifying performance fees earned by type of individual investment fund;

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As noted above in response to the Staff’s comment 13, Carlyle has enhanced its disclosure of performance fees by type of investment fund throughout its segment discussion.
•	We continue to believe that you should separately discuss any increase/decrease in performance fees due to meeting performance targets and/or realization events, due to reversals of incentive/performance fees, or due to any other significant factors during each period presented. It may also be necessary to provide a detailed discussion of the funds’ underlying investments to fully explain;
Throughout its segment analysis, Carlyle has enhanced its disclosure regarding the appreciation and depreciation of the underlying remaining investments which drive performance fees.

Carlyle has also disclosed when the effect of surpassing performance hurdle rates has resulted in a fund generating performance fees when such amounts are significant, as occurred with CP IV in 2010 and CP V in 2011. Carlyle advises the Staff that realization events do not by themselves generate an increase in total performance fees unless such realization is at a valuation in excess of the previously recognized fair value. Instead, a realization event just reclassifies the character of performance fees from unrealized to realized. Carlyle has separately presented realized and unrealized performance fees in each period.

Given that each fund consists of multiple investments and that eligibility for performance fees is determined by the fund’s overall performance and not by the performance of individual investments, it is difficult to attribute performance fees to a given investment. The impact of individual investments on Carlyle’s results of operations is further attenuated by the large number of Carlyle’s investment funds. As a result, it is rare that an individual investment will be material to Carlyle. Carlyle will, however, continue to disclose the impact of investments where they are material to an understanding of its results of operations, as it has in the case of China Pacific Life.
•	Please tell us what consideration you gave to discussing the reasonable likelihood of attaining specific thresholds in future periods to earn performance fees for any individual fund(s), if the realization or non-realization of such could have a material impact on the future results of operations. The timing and probability of future realization events should be discussed; and
Carlyle has provided sensitivity disclosure of the impact of changes in fair value upon performance fees. Carlyle has not provided disclosure of forecasted performance fees or realization events. Given the difficulty in predicting how markets will move and/or whether the investments of its funds will ultimately

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be successful, Carlyle believes such forecasts would not be meaningful. Carlyle has provided risk disclosures regarding the possible adverse effects upon it of poor performance of underlying fund investments.
•	Please tell us what consideration you gave to discussing and analyzing the potential of material give-backs by segment or individual fund.
Carlyle has disclosed its accrued giveback obligations by segment. Giveback obligations are accrued based upon the amount that would be owed as of the reporting date if the underlying funds were liquidated at that date at their reported fair values. The accrued giveback obligations are generally not payable until the end of the life of a fund and accordingly, it is reasonably possible that the amount ultimately paid will be substantially different than the current obligation. Carlyle has also disclosed the amount that would be due if all remaining investments were deemed worthless, thereby providing a worst-case scenario to the reader. Given that the accrued giveback obligation was $149 million as of September 30, 2011 and accrued performance fees were in excess of $2 billion as of the same date, Carlyle believes it has provided an adequate discussion of the accrued giveback obligation.
Compensation and Benefits, page 116
17.	We note your response to prior comment 51. Please expand your disclosures to discuss the factors which caused the apparent significant changes in total compensation and benefits expense as a percentage of revenues at both the consolidated and segment level. For example, on page 116, compensation and benefits expense as a percentage of revenues increased from 47% for the six months ended June 30, 2010 to 50% for the six months ended June 30, 2011.

Carlyle has expanded its disclosures in Amendment No. 2 to disclose the percentage of performance fee compensation expense (as adjusted to include amounts attributable to senior Carlyle professionals) to performance fee revenue for all periods at both the consolidated and segment level. Carlyle advises the Staff that, as it relates to changes in the percentage of performance fee compensation to performance fee revenue from period to period, those differences are generally due to different Carlyle funds generating the performance fee revenue in those periods. The funds do not have a uniform carried interest sharing percentage; therefore some variability is expected in these percentages based on which funds generate the performance fee revenue during the period and the carried interest sharing percentage of those particular funds. Carlyle has added discussion on page 110 of Amendment No. 2 to so clarify. Carlyle has also provided additional disclosures concerning significant changes in the percentage of performance fee compensation to performance fee revenue throughout the discussion of its consolidated and segment results of operations to the extent necessary to understand specific drivers of such changes.

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As further discussed in Carlyle’s response to the Staff’s comment 18 below, Carlyle believes the percentage of total compensation and benefits to total revenue is not a meaningful measurement to the reader that would be comparable from period to period.

18.	You disclose total compensation and benefits had compensation attributable to senior Carlyle professionals been treated as compensation expense. You also disclose compensation as a percentage of total revenues before the impact of Consolidated Funds. Given that this is the discussion of your combined and consolidated results, please disclose and discuss these amounts after the impact of Consolidated Funds.

Carlyle respectfully advises the Staff that it does not believe that the percentage of total compensation and benefits to total revenues is a meaningful measurement that would be comparable from period to period, due to significant revenue sources that have no influence on Carlyle’s compensation expenses. Total consolidated revenue includes investment income/losses and revenue from Carlyle’s consolidated funds; these revenue sources can fluctuate significantly from period to period and have no impact on compensation expenses. As a result, comparing total compensation and benefits to total revenue results in percentages that are not meaningful. For example, the percentage of total compensation and benefits (as adjusted to include compensation attributable to senior Carlyle professionals) to total consolidated revenue was 43% in 2010, 52% in 2009, and 30% in 2008. The fluctuations in these percentages are due primarily to changes in revenue from consolidated funds.

Carlyle believes that comparing total performance fee compensation expense (as adjusted to include amounts attributable to senior Carlyle professionals) to total performance fee revenue is a more meaningful relationship to the reader, and therefore has disclosed and discussed these percentages on a consolidated and segment level.

19.	Please also disclose the actual amounts of compensation attributable to senior Carlyle professionals in addition to your current disclosure of what total compensation and benefits would have been had those amounts been included. Please also tell us how these amounts of compensation attributable to senior Carlyle professionals reconcile to your disclosures on page F-111 related to partner compensation.

Carlyle has revised its disclosures in Amendment No. 2 to disclose the actual amounts of compensation attributable to senior Carlyle professionals. Carlyle advises the Staff that these disclosures reconcile to Carlyle’s disclosures in Note 14 of its combined and consolidated financial statements as follows (amounts shown below for the nine months ended September 30, 2011, in millions):

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Base compensation and benefits attributable to senior Carlyle professionals	$170.1
Performance related compensation attributable to senior Carlyle professionals	$288.2
Total compensation attributable to senior Carlyle professionals	$458.3

Partner compensation per page F-118 of Amendment No. 2	$458.3
Net investment Gains (Losses), page 117
20.	We note your response to prior comment 53. Please address the following:
•	In a similar manner to your response, please expand your discussion of net investment gains (losses) to clarify, if true, that substantially all the net investment (gains) losses are allocated to non-controlling interest and therefore do not have a material impact on net income (loss) attributable to Carlyle Group. Please also expand your discussion of net investment gains (losses) on page 107;
Carlyle has made the requested revision on page 109 of Amendment No. 2.
•	Please further clarify the nature of the CLO investments and why there is a lower degree of marketability for the CLO liability such that there is greater fair value volatility for those liabilities; and
Carlyle has added additional clarifying disclosure on pages 121 — 122 of Amendment No. 2. Carlyle advises the Staff that the CLO investments in bonds and loans, while not necessarily traded daily, are widely held and for most domestic bonds and loans pricing is generally observable and readily available from pricing services. The CLO liability tranches, however, are generally traded over the counter in limited volume and their pricing is therefore generally not readily observable and as such their fair value is determined primarily by Carlyle’s own models with market validation from brokers and dealers where available. Given the nature of the CLO liabilities and the limited liquidity in the market, the effect has generally been that the liabilities have shown greater volatility; however in the third quarter of 2011 the investments experienced high volatility in valuation reflecting the broader movements in the market.
•	On page 117, you disclose that the liabilities of the CLOs have a lower degree of market liquidity and accordingly experience greater volatility than the CLO investments in bonds and loans. On page 171, you disclose a 10% change in value of the CLO investments coupled with a correlated 10% change in value of the loans payable of the CLOs will result in no material net income or loss to the non-controlling interests. Given your disclosures on page 117, please revise your disclosures on page 171 accordingly.

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While Carlyle discloses that a 10% change in value of the CLO investments coupled with a correlated 10% change in value of the loans payable of the CLOs will result in no material net income or loss to the non-controlling interests, it further discloses that if the investments in the CLOs change in value in an uncorrelated manner with the CLO liabilities, then the impact on net income attributable to non-controlling interests could be significant. Regardless, the impact on net income attributable to Carlyle Group is not significant because such income/loss is attributable to non-controlling interests. Please see Carlyle’s revised disclosure on page 185 of Amendment No. 2 of the amounts of the CLO investments and liabilities which enables the reader to compute the effects of relative changes in value.
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009, page 118
21.	Please address the above comments related to your results of operations discussion for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 in your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Carlyle advises the Staff that, to the extent applicable, it has revised its discussion regarding its results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009 to address the above comments.
Non-GAAP Financial Measures, page 123
22.	We note your response to prior comment 58. Please disclose how you are arriving at the following amounts included in your reconciliations based on the amounts reported on your combined and consolidated statements of operations: (i) net performance fees, (ii) investment income (loss), (iii) realized performance fees, net of related compensation, and (iv) investment income (loss). For example, the investment income (loss) amount included in your reconciliation for the year ended December 31, 2010 does not appear to be the same as the amount reported on your audited statement of operations for the year ended December 31, 2010 provided on page F-7.

Carlyle advises the Staff that the differences between the amounts used in the reconciliation and the amounts reported on Carlyle’s combined and consolidated financial statements relate to amounts earned from the Consolidated Funds (which are eliminated in consolidation for the financial statements), amounts related to senior Carlyle professional compensation, amounts attributable to non-controlling interests in consolidated entities, and adjustments to reflect Carlyle’s economic interest in Claren

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Road and ESG for purposes of Carlyle’s segment results. Carlyle has revised its disclosures on pages 130 — 132 of Amendment No. 2 to include a table with the amounts reported on Carlyle’s financial statements, the adjustments noted above, and the resulting amounts that were used in the reconciliation.
Segment Analysis, page 126
Corporate Private Equity, page 127
23.	We note your response to prior comment 61. It does not appear that you expanded your discussion and analysis of your total performance fees for each period presented to provide investors with a more comprehensive explanation of the underlying investments in the portfolios of Carlyle Partners IV, L.P. and Carlyle Partners V, L.P. in addition to any other funds materially impacting your net performance fees or that you expect to materially impact your net performance fees in the near future. Please advise or revise your disclosures as necessary.

As noted above in response to the Staff’s comment 13, Carlyle has enhanced its disclosure of performance fees by type of investment fund throughout its segment discussion.

24.	We reissue prior comment 62. Your response does not appear to address your consideration of providing the following disclosures for funds which materially impacted your segment revenues and economic net income (loss) for each period presented in addition to your consolidated results:
•	A description of the underlying fund investment(s). For example, identification of the actual underlying equity investment (name of company(s)), or type of investments if no underlying investment is material to the fund;

•	A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;

•	A discussion of the results of operations and fair value of the underlying investments, or individual investments material to an understanding of the fund performance.
Please advise or revise your disclosures as necessary. Please also disclose how you determined which funds were significant and warranted additional disclosures in a similar manner to the first paragraph of your response.

Carlyle respectfully advises the Staff that in considering the disclosure that would be material to an understanding of the impact of underlying investments on its segment revenues and economic net income for the periods presented, Carlyle assessed the impact of the change in value of these investments on these

Securities and Exchange Commission	17	January 10, 2012
measures during the periods presented and where appropriate has enhanced the disclosure concerning these changes. Carlyle further respectfully advises the Staff that it believes that additional detailed disclosures regarding the strategy and results of specific portfolio investments would not provide meaningful information to investors in respect of the periods presented. However, to the extent that Carlyle determines that disclosure regarding the strategy and results of specific portfolio investments would be material in respect of future periods, Carlyle will provide such disclosure to the extent appropriate.

25.	We note your response to prior comment 65. Please help us further understand how you determined the additional presentation and discussion of performance information for each period presented and/or of inception to date as of December 31, 2009 and December 31, 2010 would not provide additional meaningful information for your investors rather than investors of your funds. It would appear that this additional information would provide additional insight on your performance fees revenues recorded each period.

Carlyle has enhanced its disclosure throughout to provide the period performance (appreciation/depreciation) for each fund type within its business segments as part of its AUM discussion. See pages 140, 150, 151, 162 and 167 of Amendment No. 2.
Real Assets, page 138
Global Market Strategies, page 149
26.	To the extent applicable, please address the above comments related to your corporate private equity segment to your real assets and global market strategies segment disclosures.

Carlyle advises the Staff that, to the extent applicable, it has revised the disclosures related to its Real Assets, Global Market Strategies and Fund of Funds Solutions segments to address the above comments related to its Corporate Private Equity segment.
Liquidity and Capital Resources
Cash Flows, page 157
27.	We note your response to prior comment 70. Please revise your disclosures to discuss your GAAP cash flow amounts before your discussion of the non-GAAP amounts. Please clarify how the amounts you disclose related to your consolidated funds correlate to the amounts reflected in your statements of cash flows. For example, net cash provided by (used in) operating activities for the six months ended June 30, 2011 excluding the effect of your Consolidated Funds and CLOs is $521.7 million. You disclose that cash flows from operating activities for your consolidated funds for the six months ended June 30, 2011 were $968.6

Securities and Exchange Commission	18	January 10, 2012
million. It is not clear why these two amounts would not equal the net cash provided by operating activities of $1310.5 million for the six months ended June 30, 2011 in accordance with U.S. GAAP. Please advise and revise your disclosures as necessary.

Carlyle acknowledges the Staff’s comment and to provide better clarity to the reader in its disclosures, Carlyle has removed its presentation and disclosure of the cash flow amounts excluding the consolidated funds. Carlyle continues to present and discuss its cash flow information presented in conformity with GAAP for all periods presented.
Critical Accounting Policies, page 168
General
28.	We note your response to prior comment 76. Given that your unrealized performance fee revenue is impacted by changes in valuations of your funds’ investments as well as that a portion of total AUM is impacted by valuation changes to net asset value, we continue to believe that the following disclosures would be useful to investors:
•	The portion of AUM in which you have a role in estimating fair value;
Level III assets represent the investments in AUM where Carlyle has a significant role in estimating fair value. Carlyle has disclosed the amount of assets in AUM that are level III and has expanded its disclosure to also separately disclose the amount of invested capital at fair value within AUM represented by levels I, II and III. See page 184 of Amendment No. 2.
•	The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;
See page 184 of Amendment No. 2 for a break out of level I, II and III by Carlyle’s reporting segments. Carlyle has enhanced its disclosure on pages 183 — 186 of Amendment No. 2 regarding the types of investments and valuation approaches.
•	For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on a third party pricing services, explain the inputs they are using to estimate the fair value of these assets;
Carlyle has expanded its disclosures to provide additional explanation regarding the inputs used to estimate the fair value of the level II assets. See pages 184 — 185 of Amendment No. 2.

Securities and Exchange Commission	19	January 10, 2012
•	For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;
Carlyle has enhanced its disclosures on pages 183 — 186 of Amendment No. 2 to provide a detailed explanation of the methodology used to estimate fair value. While it is not practical to provide a sensitivity analysis on all of the inputs used to value the variety of investments, Carlyle has expanded its disclosures to provide a sensitivity analysis of a change in the remaining fair value of level III investments by segment on performance fee revenue on page 189 of Amendment No. 2.
•	Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results; and
Carlyle advises the Staff that it has revised page 186 of Amendment No. 2 to include disclosure regarding the potential risks and uncertainties associated with the fair value estimates of its assets under management and how they may impact its results.
•	Clarify why the fair value of certain securities may be different from the closing market price.
Carlyle’s accounting policy for level I investments is to use the closing market price as fair value. When investments are legally restricted, the legally restricted security is fair valued based upon the closing price of the same security that is unrestricted, net of a discount to reflect the restriction. Similarly, unlisted shares may trade on the pink sheets without current financial reporting. In such situations, the market is usually not deemed an active market and the market price is then only considered as an input in determining fair value.

Please further advise or revise your disclosures as necessary.
Performance Fees, page 169
29.	Please disclose when performance fees are paid out to you, when you typically pay out the performance fees to Senior Carlyle professionals and employees, and when, if required, you typically pay back any giveback obligations.

Carlyle has revised pages 182 and 236 of Amendment No. 2 to include disclosures addressing the matters identified in the Staff’s comment.

Securities and Exchange Commission	20	January 10, 2012
Unaudited Pro Forma Financial Information, page 176
2. Reorganization and Other Adjustments, page 185
30.	The Reorganization will include a) the purchase of certain beneficial interests by the Parent Entities; b) the distribution of beneficial interests from the Parent Entities to the beneficial owners; c) the restructuring of ownership of certain carried interest rights allocated to retired senior Carlyle professionals; and d) the reallocation of carried interest to senior Carlyle professional and other individuals who manage your carry funds such that the allocation will be approximately 45% of all carried interest on a blended average basis. For each of these components of the Reorganization please supplementally address for us and revise your pro forma disclosures to provide the flowing clarifying information:
•	how the beneficial interests or carried interest are currently accounted for and reflected in your historical results of operations and balance sheet;

•	how each of the components of the Reorganization are reflected in your pro forma financial information; and

•	the anticipated accounting of the beneficial interests or carried interest after the Reorganization including how it will be reflected in your future financial statements (if applicable).
Carlyle advises the Staff that its historical, pro forma, and prospective accounting for the components of the Reorganization are as follows:

(a) purchase of certain beneficial interests

Carlyle advises the Staff that it will no longer purchase any of the beneficial interests in investments in or alongside its funds that were funded by certain existing and former owners of the Parent Entities. Instead, as part of the Reorganization, such beneficial interests will be restructured in a manner that they will be accounted for as non-controlling interests in the financial statements. Historically, these beneficial interests were funded through capital contributions to the Parent Entities, which were then invested into the respective fund. Accordingly, in the historical financial statements of Carlyle Group, these beneficial interests were included in the captions “investments and accrued performance fees” and “members’ equity” on the Carlyle Group balance sheet, and investment income/losses on such interests were included in “investment income (loss)” and “net income attributable to Carlyle Group” on the Carlyle Group statement of operations.

Securities and Exchange Commission	21	January 10, 2012
As part of the Reorganization, the beneficial interests will be restructured from the Parent Entities to a separate legal entity controlled by the individual existing owners (a non-consolidated entity). However, the underlying investment in the respective fund will remain in a consolidated subsidiary of the Parent Entities. Therefore, a pro forma adjustment will be recorded to reflect a decrease to “members’ equity” and an increase to “non-controlling interests in consolidated entities” on the unaudited pro forma balance sheet. Also, a pro forma adjustment will be recorded to the unaudited pro forma statement of operations to reclassify the investment income attributable to those beneficial interests from “net income attributable to Carlyle Group” to “net income attributable to non-controlling interests in consolidated entities”. Subsequent to the completion of the Reorganization, Carlyle’s accounting will be consistent with the accounting in the unaudited pro forma financial statements. That is, Carlyle will account for these beneficial interests as “investments and accrued performance fees” and “non-controlling interests in consolidated entities” on its consolidated balance sheet, and will record investment income on the investments as “investment income (loss)” and allocate such income to “net income attributable to non-controlling interests in consolidated entities” on its consolidated statement of operations.

(b) the distribution of beneficial interests from the Parent Entities to the beneficial owners

Historically, these beneficial interests were funded through capital contributions to the Parent Entities, which the Parent Entities then invested into the respective fund. Accordingly, in the historical financial statements of Carlyle Group, these beneficial interests were included in the captions “investments and accrued performance fees” and “members’ equity” on the Carlyle Group balance sheet, and investment income/losses on such interests were included in “investment income (loss)” and “net income attributable to Carlyle Group” on the Carlyle Group statement of operations.

As part of the Reorganization, these beneficial interests will be distributed to the beneficial owners so that they are held directly by such persons. In contrast to the Reorganization transaction described in (a) above, for these interests, the underlying investment in the fund is also being distributed out of Carlyle Group. Therefore, a pro forma adjustment will be recorded to reflect a decrease to “members’ equity” and a corresponding decrease to “investments and accrued performance fees” on the unaudited pro forma balance sheet. Also, a pro forma adjustment will be recorded to the unaudited pro forma statement of operations to remove the investment income attributable to those beneficial interests from “investment income (loss)” and from “net income attributable to Carlyle Group”. Subsequent to the Reorganization and the distribution of these investments, Carlyle will have no further accounting for these interests on its financial statements.

Securities and Exchange Commission	22	January 10, 2012
Carlyle also advises the Staff that certain of the investments being distributed out of Carlyle Group in this transaction are investments in certain consolidated CLOs. Historically, such investments were eliminated in consolidation on the Carlyle Group financial statements (as Carlyle Group consolidated both the investment and the underlying CLO). Subsequent to the distribution of the investment outside of Carlyle Group, the pro forma financial statements (and subsequent accounting) will reflect a decrease to “members’ equity” (the distribution of the investment) and an increase to “loans payable of Consolidated Funds” and “equity appropriated for Consolidated Funds” (as the aforementioned elimination is no longer applicable).

(c) the restructuring of ownership of certain carried interest rights allocated to retired senior Carlyle professionals

Carlyle’s retired senior Carlyle professionals have existing carried interest rights through their ownership interests in the Parent Entities. Historically, these interests were reflected within “members’ equity” on the Carlyle Group balance sheet, as these interests existed through the individuals’ ownership interests in the Parent Entities, and the income attributable to these carried interests rights were included in “net income attributable to Carlyle Group” on the Carlyle Group statement of operations because their interests were part of the controlling interest in Carlyle Group.

As part of the Reorganization, the carried interest rights attributable to retired senior Carlyle professionals will be restructured from the Parent Entities to a separate legal entity controlled by those individuals (a non-consolidated entity). The underlying carried interest associated with these rights will remain in a consolidated subsidiary of the Parent Entities. Therefore, a pro forma adjustment will be recorded to reflect a decrease to “members’ equity” and an increase to “non-controlling interests in consolidated entities” on the unaudited pro forma balance sheet. Also, a pro forma adjustment will be recorded to the unaudited pro forma statement of operations to reclassify the income attributable to those carried interest rights from “net income attributable to Carlyle Group” to “net income attributable to non-controlling interests in consolidated entities”. Subsequent to the completion of the Reorganization, Carlyle’s accounting will be consistent with the accounting in the unaudited pro forma financial statements. That is, Carlyle will account for these carried interest rights as “non-controlling interests in consolidated entities” on its consolidated balance sheet, and will allocate income attributable to those carried interest rights to “net income attributable to non-controlling interests in consolidated entities” on its consolidated statement of operations.

Securities and Exchange Commission	23	January 10, 2012
(d) the reallocation of carried interest to senior Carlyle professional and other individuals who manage your carry funds such that the allocation will be approximately 45% of all carried interest on a blended average basis

Historically, these allocations of carried interest were accounted for as compensatory profit sharing arrangements — the Carlyle Group balance sheet reflected a liability for these amounts, and the compensation attributable to senior Carlyle professionals was reflected as distributions from equity and the compensation attributable to other individuals who manage the carry funds was reflected as performance fee related compensation expense.

As part of the Reorganization, these individuals will contribute certain of their carried interest rights in the funds in exchange for Carlyle Holdings partnership units. The fair value of the carried interest rights that the individuals contribute to Carlyle Holdings will be equivalent to the fair value of the Carlyle Holdings partnership units they receive. A pro forma adjustment will be recorded to the unaudited pro forma balance sheet to reduce “accrued compensation and benefits” and increase “members’ equity” (to reflect the elimination of the compensation liability through the issuance of Carlyle Holdings partnership units in the exchange). The increase to “members’ equity” will be offset by a decrease to “members’ equity” for the non-recurring charge associated with this transaction (as described in the following paragraph). The net change in “members’ equity” will be equivalent to the reduction in “accrued compensation and benefits”. A pro forma adjustment will also be recorded to the unaudited pro forma statement of operations to reduce the historical performance fee related compensation expense associated with the carried interest rights that are being contributed.

Upon the completion of the Reorganization, Carlyle will record on its financial statements a reduction of “accrued compensation and benefits” based on the carrying value of the liability associated with the carried interest rights being exchanged, and an increase to “members’ equity” equivalent to the fair value of the Carlyle Holdings partnership units issued in the exchange. The fair value of the Carlyle Holdings partnership units issued in this transaction will exceed the carrying value of the liability, resulting in a loss on the exchange. Therefore, upon the completion of the Reorganization, Carlyle will record a non-recurring charge on its statement of operations.

Carlyle has revised its description of the Reorganization throughout Amendment No. 2 to remove the prior discussion of the purchase of beneficial interests and revised its pro forma disclosures of Amendment No. 2 to provide additional information on the accounting for the Reorganization. Carlyle refers the Staff to adjustments 1(a), 1(d), and 1(e) on the unaudited pro forma balance sheet, and adjustments 2(a), 2(b), and 2(e) on the unaudited pro forma statement of operations for the pro forma adjustments associated with the reorganization. Carlyle also believes that the accounting for the

Securities and Exchange Commission	24	January 10, 2012
Reorganization will be clearer to the reader once the amounts have been quantified and included in the unaudited pro forma financial information.

31.	We note your response to prior comments 83 and 84 and have the following additional comments:
•	In arriving at the exchange ratio and ensuring it is a fair value exchange for the existing owners, please address what consideration you will give to the carried interest rights being contributed to Carlyle Holdings and units being issued to these individuals who are not presently owners; and

•	Please help us better understand the terms of the reorganization related to the individuals who will contribute to Carlyle Holdings a portion of their carried interest rights in its funds in exchange for Carlyle Holdings partnership units. Please specifically address the following:
o	Please help us understand how it was determined which individuals as well as what portion of carried interest rights would be exchanged for partnership units; and

o	Please tell us how you will determine the amount of Carlyle Holding partnership units to be given to these certain individuals, including how you will value the rights.
Carlyle advises the Staff that the valuation of the Carlyle Holdings partnership units will be based on a discounted cash flow approach applied to the various cash flow streams of Carlyle Holdings, corroborated on a macro basis by a market multiple approach. The methodology and assumptions used in this valuation will also be used to determine the fair value of the interests in the Parent Entities that the existing owners are contributing to Carlyle Holdings (for which the existing owners will receive Carlyle Holdings partnership units) and the fair value of the carried interest rights held by the senior Carlyle professionals and other individuals who manage the carry funds that are being contributed to Carlyle Holdings (for which these individuals will receive Carlyle Holdings partnership units). As Carlyle is applying a consistent valuation methodology and consistent assumptions to determine the valuation of the Carlyle Holdings partnership units and the valuation of all the interests that are being exchanged for Carlyle Holdings partnership units, the exchanges will all represent fair value exchanges.

Carlyle also advises the Staff that it has not finalized its determination of which individuals will exchange their carried interest rights for Carlyle Holdings partnership units or the amount of carried interest rights that those individuals will be exchanging. This determination will be finalized in conjunction with Carlyle finalizing the valuation of the Carlyle Holdings partnership units. Nonetheless, Carlyle’s overall intention is that Carlyle

Securities and Exchange Commission	25	January 10, 2012
Holdings will acquire an amount of carried interest rights that will entitle it to approximately 55% of all carried interest, on a blended average basis, earned in respect of investments prior to the date of the exchange and approximately 55% of any carried interest that is earned in respect of investments made from and after the date of the exchange, in each case with the exception of the Riverstone funds (where Carlyle will retain essentially all of the carried interest to which it is entitled under the arrangements for those funds), and the AlpInvest funds (where the historical owners and management team of AlpInvest are entitled to either 100%, 85%, or 60% of the carried interest earned on those funds). The exchange will be transacted with senior Carlyle professionals and other individuals who manage its carry funds that currently have substantial carried interest rights in the funds, so that these individuals will still individually have an appropriate amount of individual carried interest rights in the funds after they exchange a portion of their rights for Carlyle Holdings partnership units. The determination of the amount and valuation of Carlyle Holdings partnership units that the individuals will receive will be based on the fair value exchange methodology described previously.

32.	We note your response to prior comment 90. In your notes to the unaudited financial statements included in your next amendment, please ensure you disclose how you are arrived at the acquisition-date fair value of the equity interests issued related to these acquisitions. Your disclosures should include:
•	The form of the equity interests transferred for consideration of your acquisitions;

•	How you arrived at the enterprise valuation of the Carlyle Group, including the methods used and significant estimates and assumptions used; and

•	The terms of the contingently issuable equity interest, including, if known, the maximum number of units that may be issued and the deemed per unit fair value of such units.
Carlyle refers the Staff to Note 3 on pages F-79 — F-83 of Amendment No. 2 for its disclosures on the acquisitions and how Carlyle calculated the acquisition-date fair value of the equity interests issued in the acquisitions and the terms of the contingently issuable equity interest. Carlyle also advises the Staff that Carlyle has not yet fully unitized the equity interests in the firm and therefore a per unit value has not been provided.

33.	For the AlpInvest acquisition, the contingent consideration relates to potential carried interest in certain existing funds that will be payable to the sellers if such carried interest is realized. Please disclose how you arrived at the estimated acquisition-date fair value of this contingent consideration in the notes to the unaudited financial statements included in your next amendment.

Securities and Exchange Commission	26	January 10, 2012
Carlyle refers the Staff to Note 3 on pages F-79 — F-83 of Amendment No. 2 for its disclosures on the acquisitions and how Carlyle calculated the estimated acquisition-date fair value of the contingent consideration in the AlpInvest acquisition.

34.	We note your response to prior comment 92. Please expand your disclosures to clarify your accounting for the phantom deferred restricted units such that no liability is necessary in your pro forma balance sheet and disclose the fair value of the units as of the pro forma balance sheet date.

Carlyle refers the Staff to footnote 3 to pro forma adjustment 3(a) on page 211 of Amendment No. 2, which discloses the accounting for the phantom deferred restricted units and that no liability is necessary in the pro forma balance sheet because the units are unvested when granted and will vest over a service period. This footnote also discloses the assumed offering price per unit to derive the pro forma compensation expense. The assumed offering price will be used to determine the estimated fair value of the phantom units as of the pro forma balance sheet date.

35.	We note your response to prior comment 93. Please also further clarify in your disclosures how you arrive at the adjustment amount, including any significant estimates and assumptions used to arrive at the amount.

Carlyle has revised its disclosures on pages 198 — 199 of Amendment No. 2 to clarify how it arrived at the adjustment amount.

On a supplemental basis, because the adjustment amount has not yet been determined, below Carlyle provides an example to illustrate how the adjustment to record deferred tax assets for Carlyle Holdings I GP Inc.’s investment in Carlyle Holdings I L.P. will be computed.

For simplicity in presenting this illustrative calculation, the book and tax basis of Carlyle Holdings I L.P. have been assumed to be zero prior to the offering and offering proceeds used by Carlyle Holdings I GP Inc. to purchase partnership interests in Carlyle Holdings I L.P. have been assumed to be $1,000. It has also been assumed that these proceeds are used by Carlyle Holdings I GP Inc. to purchase a 10% interest in Carlyle Holdings I L.P.

Tax Basis of Carlyle Holdings I GP Inc.’s Investment in Carlyle Holdings I L.P. (1)	$1,000
Book Basis of Carlyle Holdings I GP Inc.’s Investment in Carlyle Holdings I L.P. (2)	$100
Temporary Differences (3)	$900
Illustrative Assumed Tax Rate	35%
Deferred Tax Asset	$315

Securities and Exchange Commission	27	January 10, 2012

(1)	Tax basis of investment is assumed to equal the offering proceeds used by Carlyle Holdings I GP Inc. to purchase its interests in Carlyle Holdings I L.P.

(2)	The book basis of Carlyle Holdings I GP Inc.’s investment in Carlyle Holdings I L.P. will be adjusted for the immediate dilution that occurs as a result of Carlyle Holdings I GP Inc.’s purchase of interests in Carlyle Holdings I L.P. at a valuation in excess of the proportion of the book value of net assets acquired.

(3)	A deferred tax asset will only be provided for those temporary differences that are expected to reverse in the foreseeable future. For purposes of this illustration, all temporary differences are assumed to reverse in the foreseeable future.
Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 191
36.	We reissue prior comment 100. We refer you to footnote (3) to Adjustment 2(b) on page 168. As part of the Reorganization, there will be a reallocation of carried interest to senior Carlyle professionals and other individuals who manage your carry funds, such that the allocation to these individuals will be approximately 45% of all carried interest, on a blended average basis. Prior to the reorganization, the level of such allocations vary by fund, but generally are at least 50% of the carried interests in the fund. It remains unclear whether these professionals and individuals will be compensated in some form for this reduction in allocation.

Carlyle advises the Staff that in connection with the Reorganization, as also discussed above in response to the Staff’s comments 30 and 31, certain senior Carlyle professionals and other individuals who manage its carry funds will contribute to Carlyle Holdings a portion of the equity interests they own in the general partners of its existing carry funds (representing their individual carried interest rights) in exchange for Carlyle Holdings partnership units. The fair value of the equity interests in the general partners that the individuals are contributing will be equivalent to the fair value of the Carlyle Holdings partnership units that they will receive in the exchange. No compensation will be provided to these individuals in this exchange.

Carlyle also advises the Staff that the fair value of the Carlyle Holdings partnership units issued in this exchange will exceed the carrying value of the existing compensation liability on the balance sheet associated with the individuals’ carried interest rights being exchanged. The excess of the fair value of the Carlyle Holdings partnership units over the carrying value of the compensation liability will be recorded as a non-recurring charge associated with this exchange transaction.

Securities and Exchange Commission	28	January 10, 2012
Carlyle has expanded its disclosures in footnote 2 to adjustment 2(b) on pages 208 — 209 of Amendment No. 2 to clarify that no compensation is being provided in the exchange.

37.	Adjustment 1(f) on page 206 allocates to the non-controlling interests 40% of the historical income attributable to the controlling interest for AlpInvest, 40% of the pro forma acquisition adjustments attributable to AlpInvest, and 100% of all carried interest income in respect of the historical investments and commitments to the AlpInvest fund of funds vehicles that existed as of December 31, 2010. Please separately disclose how you calculated each component. Page 12 indicates that in addition to the 100% of carried interest income in respect of the historical investments and commitments to the AlpInvest fund of fund vehicles that existed as of December 31, 2010, the historical owners and management team of AlpInvest will also be allocated 85% of the carried interest in respect of commitments from the historical owners of AlpInvest for the period between 2011 and 2020 and 60% of the carried interest in respect of all other commitments. Please tell us what consideration you gave to also reflecting the pro forma impact of these allocations as well.

Carlyle has expanded its disclosures to adjustment 1(f) on page 206 of Amendment No. 2 to include a tabular reconciliation of how the adjustment amount was calculated. Carlyle also advises the Staff that all of the carried interest income recognized in the AlpInvest historical financial statements for the year ended December 31, 2010 and for the period from January 1, 2011 through June 30, 2011 was generated by historical investments and commitments to the AlpInvest fund of fund vehicles that existed as of December 31, 2010 (and therefore 100% of such income was allocable to the historical owners or management team of AlpInvest). As such, no carried interest income in these historical financial statements was subject to the 85% or 60% allocations, and therefore, no pro forma adjustment related to the 85% or 60% allocation was required.
Our Family of Funds, page 216
38.	Please clarify the following in your chart of funds:
•	Which funds are closed-end and which are open-ended;

•	Which funds are carry funds, structured credit funds and hedge funds; and

•	Whether you are presenting assets under management or total capital commitments for each fund.
Carlyle has revised the chart on page 231 of Amendment No. 2 to identify which funds are closed-end and open-ended, which funds are carry funds, structured credit funds, and hedge funds, and whether Carlyle has presented assets under management or total capital commitments for each fund.

Securities and Exchange Commission	29	January 10, 2012
Executive Compensation, page 233
39.	Please provide the information requested in prior comments 116, 117 and 120 in your next amendment.

Carlyle has revised pages 247 — 253 of Amendment No. 2 to include compensation information for its most recently completed fiscal year.
Carried Interest, page 235
40.	Please clarify, if true, that none of your named executive officers received carried interest in 2010. We note your disclosures that your founders own all of their equity interests in your firm through their ownership interests in the Parent Entities and accordingly do not own carried interest at the fund level. Tell us what consideration you have given to whether the carried interest from which they benefit as a result of owning the Parent Entities constitutes compensation that should be disclosed under Item 402 of Regulation S-K, or should be disclosed as a related party transaction under Item 404 of Regulation S-K.

Carlyle advises the Staff that it has given consideration to whether it should treat, for purposes of the required disclosures under Item 402 of Regulation S-K, as compensation all or a portion of carried interest retained by the Parent Entities that benefits the founders through their ownership interests in these entities. Carlyle does not believe that any of such carried interest constitutes compensation for this purpose. Paragraph (a)(2) of Item 402 specifies that “[t]his Item requires .... disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers ... and directors ... by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item.” Accordingly, and consistent with common usage, Item 402 of Regulation S-K treats as compensation items awarded to, earned by or paid to a named executive officer for services rendered to the registrant and its subsidiaries. The founders, like the other owners of the Parent Entities, including Mubadala and CalPERS, benefit from carried interest (and, for that matter, all other elements of income) retained by the Parent Entities as a result of their ownership interests in those entities and not as a result of any rendering of services by them to the Parent Entities. Carlyle also notes that, even following the offering, when it will begin to account for compensation attributable to senior Carlyle professionals as employee compensation expense in its statement of operations rather than as distributions from equity as it does currently, carried interest retained by the Parent Entities and/or Carlyle Holdings partnerships that benefits the founders and the other owners of those partnerships will not be accounted for as compensation, in contrast to the carried interest allocations at the level of the general partners of the funds which will be so accounted for.

Securities and Exchange Commission	30	January 10, 2012
For the reasons noted above, Carlyle does not believe that the carried interest from which the founders benefit through their ownership interests in the Parent Entities is appropriately treated as a related party transaction disclosable under Item 404 of Regulations S-K. See Instruction 7c to Item 404(a).

Notwithstanding the foregoing, Carlyle notes that it has disclosed the actual cash distributions received by each of its named executive officers on page 93 of Amendment No. 2.
Taxation of our Partnership and the Carlyle Holdings Partnerships, page 281
41.	We note the disclosure you added in response to prior comments 122 and 123. Please help us to understand more clearly why allocations of carried interest in investments in stock and securities of corporations will typically consist of qualifying income, while income in respect of incentive fees and income allocations from your interest in investments in businesses conducted in non-corporate form typically will not constitute qualified income. Also, if you typically receive management fees from all of your funds, please explain why this would not cause you to have to hold all of your investments through corporations. Lastly, where you refer to “entities classified as corporations for U.S. federal income tax purposes”, please clarify whether are you referring to Carlyle Holdings I GP Inc., or other entities as well.

Carlyle has revised page 298 of Amendment No. 2 to address the matters identified in the Staff’s comment.
Financial Statements
General
42.	Please ensure that your financial statements and corresponding financial information included are updated in accordance with Rule 3-12 of Regulation S-X.

Carlyle advises the Staff that it has included in Amendment No. 2 the unaudited condensed combined and consolidated financial statements of Carlyle Group as of and for the nine months ended September 30, 2011 and 2010 and the corresponding financial information, and will ensure that the financial statements and corresponding financial information included in subsequent filings are updated as necessary in accordance with Rule 3-12 of Regulation S-X.
Notes to the Financial Statements

Securities and Exchange Commission	31	January 10, 2012
General
Note 1. Organization and Basis of Presentation, page F-11
43.	We note your response to prior comment 133. Please provide us with a summary of the significant terms of your relationship with Riverstone Investment Group L.L.C. and help us understand the business purposes for entering into this arrangement to jointly advise these funds.

The business purpose for Carlyle’s relationship with Riverstone Investment Group L.L.C. (“Riverstone”) was to combine Riverstone’s private equity investment experience in a specific industry with the global private equity investment experience of Carlyle. Riverstone brings relationships and insights in the energy and power industry. Carlyle assists with certain deal and capital sourcing matters and the managed investment funds receive support from Carlyle’s global infrastructure and network of investment professionals, including transaction structuring, capital markets and international markets assistance.

Carlyle and Riverstone jointly manage six investment funds and related co-investment vehicles (collectively, the “Energy Funds”). The Energy Funds focus on buyouts, growth capital investments and strategic ventures in midstream, upstream, power and oilfield services sectors, as well as the renewable and alternative sectors of the energy industry. The key terms of the relationship with Riverstone include the following:
•	The Energy Funds are jointly managed through general partners that are each governed by management committees that make all significant operating and investment decisions.

•	With the exception of Riverstone/Carlyle Global Energy and Power IV, L.P. and Riverstone/Carlyle Renewable Energy Infrastructure II, L.P., where Carlyle has a minority representation on the funds’ management committees, management of each of the Energy Funds is vested in a committee with equal representation by Carlyle and Riverstone. The consent of representatives of both Carlyle and Riverstone are required for operating and investment decisions.

•	Affiliates of Carlyle and affiliates of Riverstone act as investment advisers to each of the Energy Funds.
In exchange for its investment advisory services, Carlyle receives a management fee and performance fees (carried interest). Carlyle receives 10% of the total management fees earned from each of the Energy Funds. The remaining 90% of the management fees are earned by and paid to Riverstone. The percentage of the total performance fees from the Energy Funds earned by Carlyle ranges from 15% to 40% based on the particular Energy Fund, with the remainder of the performance fees payable to Riverstone.

Securities and Exchange Commission	32	January 10, 2012
44.	We note your response to prior comment 134. As previously requested, please tell us the specific individuals, families, or affiliated groups in your control group and how you determined that they should be included in your control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

Carlyle’s individual partners, who own and manage Carlyle Group, represent Carlyle’s control group. [2] These 95[3] individuals exercise control over the firm through their ownership of the four Partner Holdings Entities which serve as either the managing member or general partner of the Parent Entities. Upon initial admittance as a Carlyle partner, the individual receives an equal percentage interest in each of the four Partner Holding Entities. This ownership structure is illustrated below:

As managing member or general partner, the Partner Holdings Entities possess a controlling financial interest in each of the Parent Entities. Carlyle’s individual partners are each subject to voting rights agreements at the four

[2]	Our use of the term “control group” is based on the definition provided in the precodification guidance provided in EITF 02-5 “Definition of “Control Group” in Relation to FASB Statement No. 141.

[3]	Number of individual Carlyle partners as of December 31, 2011.

Securities and Exchange Commission	33	January 10, 2012
Partner Holdings Entities. These voting rights agreements take the legal form of limited liability company agreements in the case of the Partner Holdings Entity that is a limited liability company and limited partnership agreements in the case of the three Partner Holdings Entities that are limited partnerships. As detailed in the chart below, the Partner Holdings Entities were formed at various times between November 1993 and November 1999 at which time the related voting rights agreements were entered into. These agreements have been amended several times since their initial execution. There is no stated duration for the voting rights agreements.

Date of formation/date of
Partner Holdings Entity	voting rights agreement
TCG Holdings, L.L.C.	November 1, 1993
TCG Holdings II, L.P.	November 3, 1999
TCG Holdings Cayman, L.P.	December 22, 1998
TCG Holdings Cayman II, L.P.	December 22, 1998
Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-17
45.	We note your response to prior comments 137 and 147. Please help us better understand why you would typically withhold more cash than recorded as a giveback obligation. Please also help us better understand the business reasons as to why the majority of the cash withheld from distributions of carried interest is held by an entity that is not included in your combined and consolidated balance sheets. Provide clarifying disclosures as necessary.

Carlyle’s process of withholding cash from carried interest distributions is independent from the determination of whether a giveback obligation exists. Giveback obligations as recorded in the financial statements are determined based on the valuations of the remaining investments in a fund, and those valuations will fluctuate from period to period. At the time of a carried interest distribution, Carlyle cannot predict whether the fund’s performance will ultimately result in a giveback obligation. Therefore, when a carried interest distribution occurs, Carlyle makes an assessment and withholds a percentage of the distribution to employees and to senior Carlyle professionals to provide for a cash reserve in the event of a future giveback obligation. The withholding process is applied to substantially all carried interest distributions.

A giveback obligation is recorded if, upon a hypothetical liquidation of a fund’s investments at their current fair value, previously distributed carried interest would be required to be returned to the fund. As the existence and magnitude of a giveback obligation will vary each reporting period, and the cash withholding is applied to substantially all carried interest distributions, the amount of cash withheld is typically different than the giveback obligation.

Securities and Exchange Commission	34	January 10, 2012
The cash reserves are established in legal entities that are affiliated with Carlyle but are owned and controlled directly by Carlyle’s partners and employees and not the Parent Entities (and therefore are not part of the Carlyle Group financial statements). These entities also hold other assets, including investments in Carlyle’s funds that are beneficially owned by Carlyle’s partners and employees, and which were funded by such persons through these entities. In adopting this structure, Carlyle’s intent has been to minimize the extent of third-party ownership interests in firm assets.
Fair Value Measurement, page F-22
46.	We note your response to prior comment 140. In a similar manner to your response, please further clarify in your disclosures how you are arriving at the fair value of the CLO assets and liabilities.

Carlyle has revised its disclosures on page F-24 of Amendment No. 2 to address the matters identified in the Staff’s comment.
Note 5. Investments, page F-26
47.	We note your response to prior comment 142. You believe that certain of the disclosures required by ASC 946-210-50-6 are useful to a user of your financial statements in understanding your Consolidated Funds. Therefore you included a schedule of investments in a similar format as that required by ASC 946-210-50-6. Given that ASC 946-210-50-6(c) refers to individual investments which constitute more than 5% of net assets, we continue to believe that you should confirm and revise to clarify if true, that you have no individual investments, including derivative instruments, which constitute more than 5% of your net assets or provide the additional disclosures for these investments.

Carlyle respectfully advises the Staff that it is not an investment partnership and therefore, the disclosure requirements contained in ASC 946-210-50-6 are not applicable. Instead, Article 5-02 of Regulation S-X is the appropriate guidance to follow. This guidance requires separate disclosure of assets in excess of 5% of total assets. Consequently, Carlyle disclosed that there were no individual investments with a fair value greater than 5% of total assets at December 31, 2010 and 2009.

As expressly stated in ASC 946-210-50-4:
...the guidance in ASC 946-210-50-6 applies to investment partnerships [emphasis added] that are exempt from Securities and Exchange (SEC) registration under the Investment Company Act of 1940...

Securities and Exchange Commission	35	January 10, 2012
Carlyle believes establishing a threshold to disclose individual investments of 5% of net assets makes sense for the typical private equity investment fund in which assets approximate equity (net assets). Carlyle does not believe this same relationship holds for companies outside of investment companies and therefore 5% of total assets is the threshold provided for in Regulation S-X.

Carlyle supplementally advises the Staff that it does not have any individual investments, including derivative instruments, which constitute more than 5% of combined and consolidated net assets at September 30, 2011, December 31, 2010 or December 31, 2009.
Subordinated Loan Payable to Affiliate, page F-35
48.	We note your response to prior comment 145. Please expand your disclosures to provide additional clarity as to how you arrived at the company valuation of $10 billion. Please provide a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Carlyle has revised page F-36 of Amendment No. 2 to supplement its disclosures in order to address the matters identified in the Staff’s comment.
Legal Matters, page F-40
49.	We note your response to prior comment 149. Your response did not seem to address all of the matters that you disclosed, including the private class-action lawsuit challenging “club” bids in February 2008 and the three putative shareholder class actions filed in 2011. For each of these matters, please tell us what specific factors are causing the inability to estimate reasonably possible additional loss or range of loss and when you expect those factors to be alleviated.

Carlyle respectfully advises the Staff that it believes its response to prior comment 149 did address all of the matters that it has disclosed. In particular, it advises the Staff that the private class-action lawsuit challenging “club” bids in February 2008 is addressed under the last bulleted paragraph titled Police and Fire Retirement System of the City of Detroit v. Apollo Global Management, LLC and that the three putative shareholder class actions filed in 2011 are addressed under the second bulleted paragraph titled Carlyle Capital Corporation Limited (CCC) Matters.
Unaudited Financial Statements
50.	Please address the above comments, as applicable.

Carlyle advises the Staff that, to the extent applicable, it has revised the unaudited financial statements to address the above comments.

Securities and Exchange Commission	36	January 10, 2012
Notes to the Financial Statements
Note 9. Loans Payable
Subordinated Loan Payable to Affiliate, page F-95
51.	We note your response to prior comment 154. We continue to believe that you should more detailed disclosures regarding how you determined the fair value of the subordinated notes. Please address how you factored in the value of the embedded put and call features as well as credit spreads in arriving at the fair value of the notes, given that you indicate these factors led to the valuation above par. Please ensure your discussion includes a description of the assumptions that drive the estimated fair value as well as a discussion of the uncertainty associated with the key assumptions.

Carlyle has revised its disclosures on page F-101 to provide additional detail regarding how the fair value of the subordinated notes was determined.

Carlyle respectfully advises the Staff that the subordinated notes are exchangeable for equity interests in Carlyle in the event of a Qualified IPO within five years of issuance at a 7.5% discount to the IPO price. The 7.5% discount to the IPO price is a significant driver of the fair value of the subordinated notes. Because the 7.5% discount only applies in the event of a Qualified IPO within five years of issuance, the fair value of the subordinated notes is most significantly impacted by changes in the probability of a Qualified IPO occurring. Further, as the probability of a Qualified IPO occurring increases, any value associated with the embedded put and call features decreases as the notes are expected to be exchanged. In addition, the period of time over which the expected cash flows are discounted also decreases, which lessens the impact that changes in credit spreads have on the valuation of the notes.

Given Carlyle’s progress toward registration during 2011 — the filing of the initial Form S-1 in August and Amendment No. 1 in November, management assessed the likelihood of a Qualified IPO occurring within five years of issuance to be greater than at December 31, 2010. Thus, management’s estimate of the fair value of the subordinated notes has increased from December 31, 2010 to an amount above par. Further, management’s estimate of value as of September 30, 2011 was consistent with the partial redemption of the subordinated notes in October 2011 at a price of 104% of par.
Annex A to Response Letter dated November 7, 2011
52.	We note that counsel has assumed that the Partnership Agreement will have been duly authorized, executed and delivered by the General Partner at the time of issuance and delivery of the common units. Please confirm to us that you will file an appropriately unqualified opinion by post-effective amendment no later

Securities and Exchange Commission	37	January 10, 2012
than the closing date of the offering. The prospectus should disclose that the execution of the Partnership Agreement is a condition to the issuance of shares in the offering. Please refer to Sections II.B.2.e and II.B.2.f of Staff Legal Bulletin 19, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

Carlyle advises the Staff that it will file an appropriately unqualified opinion no later than the closing date of the offering. Carlyle has disclosed under the caption “Description of Common Units” on page 275 of Amendment No. 2 that the execution of the partnership agreement of The Carlyle Group L.P. by its general partner is a condition to the issuance of common units in the offering.
*     *     *     *     *
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Pamela Long, Esq. Nudrat Salik Jeanne Baker

The Carlyle Group L.P. Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP Phyllis G. Korff, Esq. David J. Goldschmidt, Esq.